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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                     Commission File No.: 1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is an article by HP discussing media responses to a series of frequently asked questions and answers directed to HP employees. This article and the FAQ directed to HP employees are posted on HP's internal web site. The FAQ directed to HP employees may also be found in HP's Form 425 filed with the Securities and Exchange Commission on October 1, 2001.

MEDIA REPORTS ON JOB REDUCTIONS CLARIFIED

MEDIA REPORTS CLARIFIED
Posted October 2, 2001

Several recent media stories referring to merger-related job reductions have caused consternation among Hewlett-Packard employees. A Bloomberg report stated that the total number of job cuts resulting from the merger may reach 30,000. This number is highly speculative. HP has not released any new information around estimated job reductions since the merger was announced September 3. At that time, the company said it expected cuts in the neighborhood of 15,000, "on the conservative side."

Other articles stated that, earlier this week, HP warned employees about further reductions prior to the merger.

There has been no new "announcement" or updates on the estimated number of job reductions. Here lies the source of the media's misunderstanding: On September 26, [HP's internal web site] published a set of HP-Compaq merger FAQs. Due to Securities and Exchange Commission (SEC) requirements, HP must file all merger-related communications -- internal and external -- for public viewing. Several members of the media read the FAQs and misinterpreted a response addressing job reductions.


THE TEXT IN QUESTION

The answer to [the question, "Can you provide more information on the 15,000 workforce reductions mentioned by the media?", included in the FAQ directed to HP employees and posted on HP's internal web site] reaffirms HP and Compaq's earlier statement that headcount reductions of "approximately 15,000, or about 10 percent of the combined workforce, will occur during the first two years after the merger closes" through a "combination of targeted job reductions and attrition."

The response goes on to state that between now and the merger closing, HP "will continue to make decisions that may involve further reductions in staffing levels." Such decisions may include consolidations, decisions to exit
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particular businesses and divestitures/outsourcing, all of which are considered
"business as usual" for the company.

This communication is consistent with what HP has told employees and the marketplace since July. Irrespective of the merger, HP must continue to make strategic choices and work toward creating a competitive long-term cost structure.

In the coming months before the merger is finalized, the public will be privy to HP and Compaq's merger-related communications. These include intranet articles, memos from the Integration Office, executive messages and FAQs. While HP's Media Relations department is continually working to prevent incorrect reports, misinterpretations do -- and will -- occur occasionally. Employees should refer regularly to [HP's internal web site] for merger-related stories and messages.


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FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, accretion, timing of closing, industry ranking, execution of integration plans and management and organizational structure are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that the Compaq transaction does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that the parties are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in HP's Securities and Exchange Commission reports (including but not limited to the annual report on Form 10-K for the year ended Oct. 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, HP's results could differ materially from HP's expectations in these statements. HP assumes no obligation and does not intend to update these forward-looking statements.

Additional Information about the Merger and Where to Find It

     HP and Compaq intend to file with the SEC a joint proxy statement/ prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

     HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed

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with the SEC on January 25, 2001. Full participant information may be found in
HP's Form 425 filed with the SEC on September 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

     Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Full participant information may be found in Compaq's Form 425 filed with the SEC on September 17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

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